UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 24, 2017

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.07. Submission of Matters to a Vote of Security Holders.

The following is a brief description of each matter voted upon at the Annual Shareholders' Meeting of McDonald's Corporation (the "Company") held on May 24, 2017, as well as the number of votes cast with respect to each matter.

Each of the eleven Directors proposed by the Company were re-elected by the following votes to serve until the Company's 2018 Annual Shareholders' Meeting or until his or her respective successor has been elected and qualified. The voting results were as follows:

Director Name	Votes For	Votes Against	Abstentions	Broker Non-Votes
Lloyd Dean	543,151,594	15,863,999	1,301,975	129,156,967
Stephen Easterbrook	554,958,381	4,170,682	1,188,505	129,156,967
Robert Eckert	549,459,425	9,574,082	1,284,061	129,156,967
Margaret Georgiadis	556,930,646	2,107,897	1,279,025	129,156,967
Enrique Hernandez, Jr.	528,301,562	30,664,968	1,351,038	129,156,967
Jeanne Jackson	538,040,783	21,041,500	1,235,285	129,156,967
Richard Lenny	546,244,120	12,486,808	1,586,640	129,156,967
John Mulligan	556,239,932	2,770,730	1,306,906	129,156,967
Sheila Penrose	552,869,859	6,158,314	1,289,395	129,156,967
John Rogers, Jr.	537,764,749	21,020,263	1,532,556	129,156,967
Miles White	487,377,831	71,686,845	1,252,892	129,156,967

The proposal regarding an advisory vote to approve the compensation awarded to the Company's named executive officers for 2016 was approved by shareholders. The votes on this matter were as follows: 530,816,389 votes for; 25,450,002 votes against; 4,051,177 abstentions; and 129,156,967 broker non-votes.

The shareholders voted to approve holding annual shareholder advisory votes on executive compensation. The votes on this matter were as follows: 498,226,845 votes for one year; 1,935,630 votes for two years; 58,084,049 votes for three years; 2,071,044 abstentions; and 129,156,967 broker non-votes. In accordance with the Board of Directors' (the "Board") recommendation, and based on the results of the vote, the Company will hold an annual advisory vote on the compensation of the named executive officers listed in the proxy statement for the Annual Shareholders' Meeting.

The proposal regarding an advisory vote to approve the material terms of the performance goals for awards under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan was approved by shareholders. The votes on this matter were as follows: 540,166,766 votes for; 17,516,177 votes against; 2,634,625 abstentions; and 129,156,967 broker non-votes.

The proposal regarding an advisory vote to approve the appointment of Ernst & Young LLP to serve as independent auditor for 2017 was approved by shareholders. The votes on this matter were as follows: 676,688,309 votes for; 10,713,585 votes against; and 2,072,641 abstentions. There were no broker non-votes on this matter.

The proposal regarding an advisory vote on a shareholder proposal requesting a change to the vote-counting standard for shareholder proposals was not approved by shareholders. The votes on this matter were as follows: 52,059,626 votes for; 504,617,340 votes against; 3,640,602 abstentions; and 129,156,967 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal regarding the threshold to call special shareholder meetings was not approved by shareholders. The votes on this matter were as follows: 266,433,288 votes for; 290,464,932 votes against; 3,419,348 abstentions; and 129,156,967 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal to issue a class of preferred stock with the right to elect its own Director was not approved by shareholders. The votes on this matter were as follows: 7,531,198 votes for; 549,345,511 votes against; 3,440,859 abstentions; and 129,156,967 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting that the Board make all lawful efforts to implement and/or increase activity on the Holy Land Principles was not approved by shareholders. The votes on this matter were as follows: 14,515,103 votes for; 513,753,082 votes against; 32,049,383 abstentions; and 129,156,967 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting the Board to update the Company's policy regarding use of antibiotics by its meat suppliers was not approved by shareholders. The votes on this matter were as follows: 166,332,520 votes for; 370,675,130 votes against; 23,309,918 abstentions; and 129,156,967 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting a report assessing the environmental impacts of polystyrene foam beverage cups was not approved by shareholders. The votes on this matter were as follows: 173,120,443 votes for; 363,150,657 votes against; 24,046,468 abstentions; and 129,156,967 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting a report on charitable contributions was not approved by shareholders. The votes on this matter were as follows: 19,686,142 votes for; 518,515,727 votes against; 22,115,699 abstentions; and 129,156,967 broker non-votes.

Item 7.01. Regulation FD Disclosure.

On May 24, 2017, the Company issued an Investor Release announcing that on the same day the Board declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued May 24, 2017:
            McDonald's Announces Quarterly Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: May 30, 2017

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President, Associate General Counsel
and Assistant Secretary

Exhibit Index

Exhibit No. 99   Investor Release of McDonald's Corporation issued May 24, 2017:
                        McDonald's Announces Quarterly Cash Dividend

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

05/24/2017

FOR MORE INFORMATION CONTACT:

Investors: Mike Flores, 630-623-3519
Media: Terri Hickey, 630-623-5593

McDONALD'S ANNOUNCES QUARTERLY CASH DIVIDEND

OAK BROOK, IL - Today, McDonald's Board of Directors declared a quarterly cash dividend of $0.94 per share of common stock payable on June 19, 2017 to shareholders of record at the close of business on June 5, 2017.

Upcoming Communications

Steve Easterbrook, President and Chief Executive Officer, and Kevin Ozan, Chief Financial Officer, will participate in Bernstein's Strategic Decisions Conference at 8:00 a.m. (Eastern Time) on May 31, 2017. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

Kevin Ozan will participate in the RBC Consumer & Retail Conference at 8:00 a.m. (Eastern Time) on June 1, 2017. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's plans to release second quarter results before the market opens on July 25, 2017 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 36,000 locations in over 100 countries. Approximately 85% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

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